

Mail Stop 3561

January 3, 2011

<u>Via U.S. Mail</u>

Mr. Mike Doyle, Chief Financial Officer
eLong, Inc.
Xingke Plaza, Tower B, Third Floor
10 Middle Jiuxianqiao Road, Chaoyang District
Beijing 100015, People's Republic of China

> **Re:** **eLong, Inc.**
> **Form 20-F for the year ended December 31, 2009**
> **Filed May 11, 2010**
> **File No. 000-50984**

Dear Mr. Doyle:

We have reviewed your response letter dated December 20, 2010 and have the following comment. Unless otherwise indicated, we think you should revise your document in future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comment will be complied with, or, if the comment is deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 20-F for the year ended December 31, 2009

Financial Statements, page F-1
Notes to the Consolidated Financial Statements, page F-7
(16) Related Party Transactions, page F-32

1. We note your reconciliation includes "other" receivable balances from Expedia representing 49% of the related party receivable balance. It is unclear from your current disclosures in the financial statements and from your response the nature of the related party transactions from which such balances arise. In this regard, please advise and revise future filings to disclose the nature of such amounts.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief